                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended  December 31, 2001
                              -------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from               to
                                    -------------    --------------

                         Commission file number 1-12672

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 1996 Non-Qualified Employee Stock Purchase Plan
                 -----------------------------------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               AvalonBay Communities, Inc.
               2900 Eisenhower Ave., Suite 300
               Alexandria, VA 22314

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Compensation Committee of the Board of Directors
AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the AvalonBay Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan as amended and restated (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2001 and 2000, and the changes in plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia

March 25, 2002

                           AVALONBAY COMMUNITIES, INC.
                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                        STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 2001 AND 2000

                                                  12-31-01    12-31-00
                                                 -----------  ----------
Assets:
Receivable from AvalonBay Communities, Inc.:
       Participant contributions                       $ --        $ --
       Employer contributions                            --          --
                                                 -----------  ----------

Plan Equity                                            $ --        $ --
                                                 ===========  ==========




   The accompanying notes are an integral part of these financial statements.

                           AVALONBAY COMMUNITIES, INC.
                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                      STATEMENTS OF CHANGES IN PLAN EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                        2001           2000           1999
                                                                     ----------     ----------     ----------
Plan equity at the beginning of the year                             $       --     $  323,121     $  499,365
Additions:
       Participant contributions                                        572,388      1,132,676      1,026,919
       Employer contributions                                           101,030        431,743        181,221
                                                                     ----------     ----------     ----------

          Total additions                                               673,418      1,564,419      1,208,140

Deductions:
       Purchase and distribution of common stock to participants        673,418      1,887,540      1,384,384
                                                                     ----------     ----------     ----------

Plan equity at the end of the year                                   $       --     $       --     $  323,121
                                                                     ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                           AVALONBAY COMMUNITIES, INC.
                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   The Plan

Bay Apartment Communities, Inc. ("Bay") adopted the 1996 Non-Qualified Employee Stock Purchase Plan, as amended and restated (the "Plan"). On June 4, 1998, Avalon Properties, Inc. merged with and into Bay, and in connection with such merger Bay was renamed AvalonBay Communities, Inc. (the "Company"). The primary purpose of the Plan is to encourage common stock ownership by eligible directors and associates (the "Participants") in the belief that such ownership will increase each Participant's interest in the success of the Company. Until January 1, 2000, the Plan provided for two purchase periods per year. A purchase period was a six month period beginning each January 1 and July 1 and ending each June 30 and December 31, respectively. Since January 1, 2000, there has been one purchase period per year, which begins May 1 and ends October 31. Participants may contribute portions of their compensation during a purchase period and purchase common stock at the end thereof. Participation in the Plan entitles each Participant to purchase common stock at a price which is equal to the lesser of 85% of the closing price for a share of stock on the first day of such purchase period or 85% of the closing price on the last day of such purchase period.

The Company has reserved 1,000,000 shares of common stock for Participants under the Plan.

Participant Contributions

Full time employees who have completed one month of service with the Company and part time employees who have completed one year of service in which he or she is credited with at least 1,000 hours of service are eligible to participate in the Plan either by payroll withholding or cash payments at any time during each purchase period. Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period. Participants elect to participate in the Plan by completing and submitting an election form to the Company as plan administrator (the "Plan Administrator").

Employer Contributions

Employer contributions represent the discount or aggregate difference between the market value price of the Company's common stock and the established discount purchase price at the end of a purchase period.

Distributions

The Company's transfer agent and registrar issues shares of common stock upon receipt of Participant and Company contributions. The transfer agent and registrar then prepares stock certificates, which are registered in the Participant's name, and holds such certificates on behalf of the Participants or issues stock certificates to the Participant upon their written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the Participants.

Withdraws

A Participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election form to the plan administrator on or before the last day of such purchase period.

                           AVALONBAY COMMUNITIES, INC.
                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

Plan Termination

The Board of Directors of the Plan (the "Board") may terminate this Plan and any purchase period at any time (together with any related contribution elections) or may terminate any purchase period (together with any related contribution elections) at any time, provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.


2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses

All administrative expenses of the Plan are paid by the Company.

Distributions

Distributions are recorded when common stock has been distributed to Participants.


3.   Internal Revenue Service Status

The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the discount/compensation earned under the Plan.

4.   Distributions

The following table summarizes stock purchased and distributed for the respective purchase periods:

Date of purchase                        11-01-01       11-01-00        1-01-00       7-01-99

Purchase period end                     10-31-01       10-31-00        12-31-99      6-30-99
                                       ----------     -----------     ----------    ---------

Participant contributions               $ 572,388     $ 1,132,676     $ 274,653     $752,266
Employer contributions                    101,030         431,743        48,468      132,753
                                        ---------     -----------     ---------     --------

Market value of stock                   $ 673,418     $ 1,564,419     $ 323,121     $885,019
                                        =========     ===========     =========     ========

Market value of stock purchased and
       distributed per share            $  45.400     $    45.938     $  34.625     $ 33.940
                                        =========     ===========     =========     ========

Shares purchased and distributed           14,833          34,055         9,332       26,076
                                        =========     ===========     =========     ========

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              AVALONBAY COMMUNITIES, INC.
                                                1996 Non-Qualified Employee Stock
                                                        Purchase Plan

Dated: March 25, 2002                                   By: /s/ THOMAS J. SARGEANT
                                                        ----------------------------------
                                              Name:     Thomas J. Sargeant, Chief Financial
                                                              Officer and Executive VP